Exhibit 14

CompuCom Systems, Inc.

Code of Business Conduct and Ethics

Introduction

The CompuCom Systems, Inc. (“CompuCom”) Code of Business Conduct and Ethics (“Code”) was established to set out the basic standards of ethics and conduct to which all of our directors, officers and associates are held. CompuCom’s reputation for honesty and integrity is the sum of the personal reputations of our directors, officers and associates. To protect this reputation and to promote compliance with laws, rules and regulations, this Code has been adopted by the Board of Directors. All directors, officers and associates are responsible for complying with this Code as well as all other CompuCom policies on legal and ethical conduct. This Code is only one aspect of our commitment to a high standard of ethics and conduct. You must also be familiar with and comply with all other policies contained in the CompuCom Associate Handbook.

It is the policy of CompuCom to conduct its business affairs fairly, impartially, and in an ethical and proper manner. Conduct that may raise questions as to CompuCom’s honesty, integrity, impartiality, or reputation, are prohibited. Any activity, conduct or transaction that could create an appearance of unethical, illegal, or improper business conduct must be avoided.

The Integrity Office has primary responsibility for enforcing the Code and other CompuCom policies pertaining to legal and ethical conduct, as well as issuing guidance and explanatory materials, subject to supervision by the Governance Committee of the Board of Directors. These standards are designed to deter wrongdoing and to promote honest and ethical conduct, but will not cover all situations. If you have any questions about any of these standards or have concerns about how they apply to a specific business situation, you should consult with your manager or the Integrity Office.

The address, telephone number, and e-mail address of the Integrity Office are set forth below:

Telephone:	1-877-ToSayFYI

Mail:	CompuCom Systems, Inc.
7171 Forest Lane
Dallas, Texas 75230
Attn: Integrity Office

Email:	IntegrityOffice@compucom.com

1.	Honest and Ethical Conduct

We, as a Company, require honest and ethical conduct from everyone subject to this Code. Each of you has a responsibility to all other CompuCom directors, officers and associates to act in good faith, responsibly, with due care, competence and diligence, without misrepresenting material facts or allowing your independent judgment to be compromised and otherwise to conduct yourself in a manner that meets with our ethical and legal standards.

2.	Compliance with Laws, Rules and Regulations

You are required to comply with all applicable governmental laws, rules and regulations and should not knowingly enter into transactions that would violate any such laws, rules or regulations. Although you are not expected to know the details of all the applicable laws, rules and regulations, we expect you to seek advice from your manager or the Integrity Office if you have any questions about whether the requirement applies to the situation or what conduct may be required to comply with any law, rule or regulation.

3.	Conflicts of Interest

You must handle, in an ethical manner, any actual or apparent conflict of interest between your personal and business relationships. Conflicts of interest must be avoided. A “conflict of interest” exists when a person’s private interest interferes in any way with the interests of CompuCom. For example, a conflict situation arises if you take actions or have interests that interfere with your ability to perform your work for CompuCom objectively and effectively. Conflicts of interest also may arise if you, or a member of your family, receive an improper personal benefit as a result of your position with CompuCom.

If you become aware of any significant transaction or relationship that reasonably could be expected to give rise to a conflict of interest, you should report it promptly to your manager or the Integrity Office. The following standards apply to certain common situations where potential conflicts of interest may arise:

A. Gifts and Entertainment

Personal gifts and entertainment offered by persons doing or desiring to do business with CompuCom may be accepted when offered in the ordinary and normal course of the business relationship. However, the frequency and cost of any such gifts or entertainment may not be so excessive that your ability to exercise independent judgment on behalf of the Company is or may appear to be compromised.

B. Financial Interests In Other Organizations

The determination as to whether any outside investment, financial arrangement or other interest in another organization is improper depends on the facts and circumstances of each case. Your ownership of an interest in another organization may be inappropriate if the other organization has a material business relationship with, or is a direct competitor of, CompuCom and your financial interest is of such a size that your ability to exercise independent judgment on behalf of CompuCom is or may appear to be compromised. As a general rule, a passive investment would not likely be considered improper if it: (1) is in publicly traded shares; (2) represents less than 1% of the outstanding equity of the organization in question; and (3) represents less than 5% of your net worth.

C. Outside Business Activities

The determination of whether any outside position an associate may hold is improper will depend on the facts and circumstances of each case. Your involvement in trade associations, professional societies, and charitable and similar organizations will not normally be viewed as improper. However, if those activities are likely to take substantial time from or otherwise conflict with your responsibilities to CompuCom, you should obtain prior approval from your manager. Other outside associations or activities in which you may be involved are likely to be viewed as improper only if they would interfere with your ability to devote proper time and attention to your responsibilities to CompuCom or if your involvement is with another company with which CompuCom does business or competes. For a director, employment or affiliation with a company with which CompuCom does a significant amount of business or competes must be disclosed to the Board of Directors and must satisfy any other standards established by applicable law, rule (including rules of any applicable stock exchange) or regulation and any other corporate governance guidelines that CompuCom may establish.

D. Indirect Violations

You should not indirectly, through a spouse, family member, affiliate, friend, partner, or associate, have any interest or engage in any activity that would violate this Code. Any such relationship should be disclosed to the Integrity Office (or the Board of Directors, if you are a director of CompuCom), who will make a determination whether the relationship is inappropriate, based upon the standards set forth in this Code.

4.	Corporate Opportunities

You are prohibited from taking for yourself, personally, opportunities that are discovered through the use of corporate property, information or position. You may not use corporate property, information, or position for personal gain, or to compete with CompuCom directly. You owe a duty to CompuCom to advance its legitimate interests whenever the opportunity to do so arises.

5.	Fair Dealing

You should endeavor to deal fairly with CompuCom’s suppliers, competitors and associates and with other persons with whom CompuCom does business. You should not take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other unfair-dealing practice. To foster the continuation of free enterprise, associates should recognize the importance of laws which prohibit restraints of trade, predatory economic activities, and unfair or unethical business practices.

6.	Public Disclosures

It is our policy to provide full, fair, accurate, timely, and understandable disclosure in all reports and documents that we file with, or submit to, the Securities and Exchange Commission and in all other public communications made by CompuCom.

7.	Confidentiality

You should maintain the confidentiality of all confidential information entrusted to you by CompuCom or by persons with whom we do business, except when disclosure is authorized or legally mandated. Confidential information includes all non-public information that might, if disclosed, be of use to competitors of, or harmful to, CompuCom or persons with whom CompuCom does business.

8.	Insider Trading

If you have access to material, non-public information concerning CompuCom, you are not permitted to use or share that information for stock trading purposes, or for any other purpose, except the conduct of CompuCom’s business. All non-public information about CompuCom should be considered confidential information. Insider trading, which is the use of material, non-public information for personal financial benefit or the use of such material to “tip” others who might make an investment decision on the basis of this information, is not only unethical but also illegal. The prohibition on insider trading applies not only to CompuCom’s securities, but also to securities of other companies if you learn of material non-public information about these companies in the course of your duties to CompuCom. Violations of this prohibition against “insider trading” may subject you to criminal or civil liability, in addition to disciplinary action by CompuCom, up to and including dismissal.

9.	Protection and Proper Use of Company Assets

You should protect CompuCom’s assets and promote their efficient use. Theft, carelessness, and waste have a direct impact on CompuCom’s profitability. All corporate assets should be used for legitimate business purposes. The obligation of associates to protect CompuCom’s assets includes its proprietary information. Proprietary information includes intellectual property such as trade secrets, patents, trademarks, and copyrights, as well as business, marketing and service plans, engineering and manufacturing ideas, designs, databases, records, salary information and any unpublished financial data and reports. Not only is the unauthorized use or distribution of this information a violation of Company policy, it also could be illegal and result in civil or even criminal penalties.

10.	Government Relations

The U.S. Foreign Corrupt Practices Act prohibits giving anything of value, directly or indirectly, to officials of foreign governments or foreign political candidates in order to obtain or retain business. It is strictly prohibited to make illegal payments to government officials of any country.

In addition, the U.S. government has a number of laws and regulations regarding business gratuities which may be accepted by U.S. government personnel. The promise, offer or delivery to an official or employee of the U.S. government of a gift, favor or other gratuity in violation of these rules would not only violate CompuCom’s policy but could also be a criminal offense. State and local governments, as well as foreign governments, may have similar rules. Contact the Integrity Office if you have any questions in this area.

CompuCom will not make contributions to political candidates except as permitted by applicable law and as authorized by the Board of Directors. CompuCom encourages its employees, officers and directors to participate in our political system and to contribute to candidates in their individual capacity. Employees may not be given time off with pay for political activity and may not use CompuCom funds or assets for contributions of any kind to a political party or candidate for elected public office.

11.	Interpretations and Waivers of the Code of Business Conduct and Ethics

If you are uncertain whether a particular activity or relationship is improper under this Code, we encourage you to discuss the matter with your manager or the Integrity Office.

It may be appropriate for a provision of the Code to be waived in a particular circumstance. Any employee seeking a waiver should contact the Integrity Office, who may need to involve other persons in consideration of the waiver request. You may be required to agree to conditions before a waiver or a continuing waiver is granted.

Any waiver of the Code for the executive officers (including any Senior Officer who is otherwise not an executive officer) or directors of the Company must be made only by the Board of Directors and will be disclosed to the extent required by applicable law, rule or regulation. Any amendment to a provision of the Code that applies to the Senior Officers will be disclosed in accordance with the applicable requirements of the SEC and The Nasdaq Stock Market, Inc.

12.	Reporting any Illegal or Unethical Behavior

CompuCom desires to promote ethical behavior and as such, associates should endeavor to identify and raise potential issues before they lead to problems and should ask about the application of the Code whenever in doubt. Additionally, associates have a responsibility to promptly report potential violations of laws, rules, regulations or this Code to the Integrity Office. Any report or allegation of a violation of applicable laws, rules, regulations or this Code need not be signed and may be sent anonymously. All reports of violations of this Code, including reports sent anonymously, will be promptly investigated and, if found to be accurate, acted upon in a timely manner. If any report of wrongdoing relates to accounting or financial reporting matters, or relates to persons involved in the development or implementation of CompuCom’s system of internal controls, a copy of the report will be promptly provided to the chairperson of the Audit Committee, which may participate in the investigation and resolution of the matter. Associates are expected to cooperate in internal investigations of misconduct.

Our commitment to promoting the highest ethical standards includes a responsibility to foster an environment that allows associates, officers and directors to report violations without the fear of retaliation or retribution. It is CompuCom’s policy that no employee will suffer adverse action for honestly raising an ethical or legal concern. Anyone who files an intentionally false report is in violation of the Code and is subject to disciplinary action.

13.	Compliance Standards and Procedures

This Code is intended as a statement of basic principles and standards and does not include specific rules that apply to every situation. Its contents must be viewed within the framework of CompuCom’s other policies, practices, instructions and the requirements of the law. This Code is in addition to other policies, practices or instructions of CompuCom that must be observed. Moreover, the absence of a specific corporate policy, practice or instruction covering a particular situation does not relieve you of the responsibility for exercising the highest ethical standards applicable to the circumstances.

You will be governed by the following compliance standards:

•	You are personally responsible for your own conduct and for complying with all provisions of this Code and for properly reporting known or suspected violations;

•	If you are a supervisor, manager, director or officer, you must use your best efforts to ensure that associates understand and comply with this Code;

•	No one has the authority or right to order, request or even influence you to violate this Code or the law; a request or order from another person will not be an excuse for your violation of this Code;

•	Any attempt by you to induce another director, officer or associate of CompuCom to violate this Code, whether successful or not, is itself a violation of this Code and may be a violation of law;

•	Any retaliation or threat of retaliation against any director, officer or associate of CompuCom for refusing to violate this Code, or for reporting in good faith the violation or suspected violation of this Code, is itself a violation of this Code and may be a violation of law; and

•	CompuCom expects that every reported violation of this Code will be investigated.

Violation of any of the standards contained in this Code, or in any other policy, practice or instruction of CompuCom, can result in disciplinary actions, including dismissal and civil or criminal action against the violator. This Code should not be construed as a contract of employment and does not change any associate’s status as an at-will employee.

This Code is for the benefit of CompuCom, and no other person is entitled to enforce this Code. This Code does not, and should not be construed to create any private cause of action or remedy in any other person for a violation of the Code.

Adopted by Resolution of the Board of Directors

February 18, 2004